March 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Franklin Wyman
Lynn Dicker Jessica Dickerson Tim Buchmiller

Re:	Med-X, Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed February 10, 2025 File No. 024-12516

Ladies and Gentlemen:

This letter is submitted on behalf of Med-X, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated February 21, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to Offering Statement (the “Offering Statement”) on Form 1-A (File No. 024-12516), filed with the Commission on February 10, 2025. This letter is being submitted contemporaneously with the revised Offering Statement on Form 1-A Amendment No. 4, which reflects changes made in response to the Staff’s comments and other clarifying revisions. Capitalized terms set forth in this letter but not defined are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 3 to Offering Statement on Form 1-A Cover Page

1.	We note your response to prior comment 2 and continue to seek clarification regarding commissions and fees payable in the offering. Specifically, please address the following:

•	The tables on pages ii and 64 reflect per share proceeds to the issuer of $3.35. Please tell us how you calculated this number or revise the tables as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on the Cover Page, as requested by the Staff.

•

In note 1 to the table on page ii and at the bottom of page 65, you state that the maximum underwriting compensation to be paid is 8.53% of the offering total. Please revise your disclosure to clarify that, if less than the maximum number of shares are sold in the offering, the underwriting compensation will represent greater than 8.53% of the offering total. In this regard, we note from your disclosure on page 24, for example, that you estimate sales commissions and fees to be approximately 20.6% of the total offering if only 25% of the shares are sold.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page ii and page 65, as requested by the Staff. The below provides a breakdown of $2,500,000 raised in twelve months:

March 10, 2025

Response to SEC Comment Letter - Item #1

25% Proceeds of Offering Sold	$2,500,000

4.5% Commission - DealMaker	$112,500
Reach Marketing	$361,000
Novation Solutions	$29,000
Advance to DMS	$12,500
Total Compensation	$515,000

Compensation % of Offering Proceeds	20.6%

•	In note 1 to the table on page ii, you reference a 2% payment processing fee that will be provided to unaffiliated third-party payment providers. However, there is no explanation regarding this fee. Please revise your disclosure here to clarify, if true, that in addition to the 4.5% broker’s commission, the proceeds to you will be further reduced by a 2% payment processing fee to unaffiliated third-party payment providers.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page ii to state that the proceeds to us from this offering will be further reduced by the 2% payment processing fee.

•	In the table on page 64, you disclose that the anticipated maximum broker commissions per share is $0.45, which appears to equal 11.25% of the public offering price per share. Please reconcile this disclosure with the $0.18 underwriter discount and commissions per share reflected in the table on page ii and your disclosures that the broker commissions will equal 4.5% of the amount raised in the offering. Please also tell us how your disclosure regarding the broker commissions of 4.5% reconciles to the 6.5% cash fees from all proceeds specified on Schedule A of your agreement with DealMaker Securities LLC filed as Exhibit 6.10 or revise your disclosure as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that that the table on page 64 has been updated, as requested by the Staff.

March 10, 2025

Developments, page 7

2.

We note that you intend to address prior comment 3 with your next amendment to the offering statement. We further note your revised disclosure on page 7. Please note that we may have additional comments on this revised disclosure and on your other disclosures regarding your Reg CF offering and your separate private placement offering upon our review of your substantive response to prior comment 3. In addition, we note that on February 11, 2025 you filed a Notice of Exempt Offering of Securities on Form D, as amended on February 12, 2025. Please also update your “Recent Developments” section to briefly describe this offering.

Response: In response to this comment, the Company respectfully advises the Staff that we have included the disclosure on page 7 as it relates to the Company’s Form D, as requested by the Staff. Please note, both the Form D offering and the Reg CF offering will be terminated prior to the consummation and launch of the Company’s Reg A offering.

Use of Proceeds, page 24

3.

In the third paragraph, you state that each 10% decrease in the number of units sold would decrease your net proceeds by approximately $920,500. Please disclose how the numbers in the parenthetical disclosure that follows this amount relate to the $920,500 or revise as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure as appropriate, as requested by the Staff.

4.

We note the revisions to the table on page 24. However, as revised, the total offering expenses presented assuming the sale of 50%, 75%, and 100% of the shares in this offering no longer appear to represent the sum of the “Offering Expenses” reflected in the respective columns. Further, it is unclear how you arrived at the “Amount of Offering Proceeds Available for Use” assuming 100% of the shares are sold. Please advise or revise your disclosures as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure in the table on page 24, as requested by the Staff.

5.

Below the table on page 24, you state that the table does not include $440,000 of other expenses related to the offering. Please briefly describe these expenses and clarify if this is a fixed expense or if it will vary based on the amount of shares sold in the offering.

Response: In response to this comment, the Company respectfully advises the Staff that we removed the reference to the $440,000 throughout the offering circular.

March 10, 2025

Business

Nature-Cide License and Patent Application, page 28

6.	We note your response to prior comment 7, and we reissue the comment in part. Specifically, please address the following:

•	In the last paragraph on page 28, you now state that you own all improvements to products that pertain to any and all license agreements. Please reconcile this statement with section 5 of the license agreements filed as Exhibits 6.4 and 6.5 to the offering statement. In this regard, we note section 5 of these exhibits provides that the licensor shall have ownership of all improvements developed by the licensee.

Response: In response to this comment, the Company respectfully advises the Staff that it has updated the disclosure on page 28, in accordance with the disclosure of Section 5 of Exhibit 6.4 and 6.5, as requested by the Staff.

•	Please disclose which party bears the responsibility for any costs and fees associated with the licensed intellectual property. For example, we note from section 8 of Exhibits 6.4 and 6.5 that the licensee bears the expense and responsibility for prosecution and maintenance of the licensed intellectual property.

Response: In response to this comment, the Company respectfully advises the Staff that it has added additional disclosure on page 28 regarding the licensee bearing the expenses and responsibility of the licensed intellectual property.

•	In the first paragraph on page 31, you continue to refer to the license from Matthew Mills as having been granted to you “in perpetuity.” Please revise the disclosure to remove the implication that the license is perpetual and to clarify the actual term of the license, consistent with Section 16 of Exhibits 6.4 and 6.5 and your revised disclosure in the last paragraph on page 28.

Response: In response to this comment, the Company respectfully advises the Staff that it has updated the disclosure on page 31 to remove the reference to the license being perpetual. Additionally, we gave revised the disclosure on page 28 to clarify the actual term of the license, as requested by the Staff.

Thermal-Aid, page 30

7.	As previously requested in prior comment 6, please disclose in the second paragraph on page 31 that the patents licensed to you by Dr. Hyson have expired.

Response: In response to this comment, the Company respectfully advises the Staff that that we have disclosed that the patents licensed to us by Dr. Hyson have since expired, on page 31.

March 10, 2025

Related Party Transactions, page 60

8.

On page 60, you state that you have a five-year lease at no cost, except payment of utility costs, for a 600 square foot cannabis research and cultivation center. However, we note from your response to prior comment 19 that your lease for the research and cultivation center expired in 2015. Please revise your disclosure on page 60 as appropriate to accurately reflect the nature of your arrangement for use of the research and cultivation center. In addition, given that you do not have a written lease governing the terms of your access to, and use of, the cultivation center, revise your risk factors to address any material risk to you resulting from the nature of this arrangement. For example, to the extent material, describe the potential risk of any restrictions that may be imposed on your use of the center and the potential risk of losing access to the center should your chief executive officer terminate such access (e.g., upon a separation from the company, a sale of the center, etc.).

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page 60, as requested by the Staff. All information, assets, etc. has been retained by the Company and this lease has been terminated, as it is no longer used or needed by the Company.

Description of Capital Stock

Preferred Stock, page 61

9.

We note your response to prior comment 10, and we reissue the comment. In this regard, we note from Section 6 of the Certificate of Designation filed as Exhibit 2.2 to the offering statement that the Series A Preferred Stock is subject to redemption rights. Please revise your disclosure to briefly describe these rights.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 61 to discuss the redemption rights of the Series A Preferred Stock, as requested by the Staff.

Terms of the Offering

Investor Suitability Standards, page 63

10.

We note your response to prior comment 11, and we reissue the comment in part. Please disclose any restriction on the purchase of shares by an investor who is not an accredited investor and not a natural person (e.g., an entity that is not an accredited investor). For example, Rule 251(d)(2)(i)(C)(2) of Regulation A imposes a revenue or net assets test on non-accredited investors who are not natural persons.

Response: In response to this comment, the Company respectfully advises the Staff that it has updated the disclosure on page 63, as requested by the Staff.

Plan of Distribution

Marketing and Advisory Services, page 65

11.

We note from your agreement with DealMaker Securities LLC, filed as Exhibit 6.10 to the offering statement, that Reach and Novation Solutions, each of which is referenced on page 65, appear to be affiliates of DealMaker. To the extent true, please revise your disclosure on page 65 to affirmatively identify these entities as affiliates of DealMaker or otherwise explain the nature of the relationship between these entities and DealMaker.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page 65 to identify both entities, as requested by the Staff.

12.

In the last paragraph, you state that the maximum compensation to be paid to Reach for its marketing and advisory services is 3.61% of the gross offering proceeds. Please revise your disclosure to clarify that this percentage assumes the sale of 100% of the shares in this offering and to clarify, if true, that the percentage will vary and may be higher if fewer shares are sold.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page 65, as requested by the Staff.

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Consolidated Financial Statements for the years ended December 31, 2023 and 2022

Consolidated Statements of Operations, page F-5

13.	The loss of $0.32 per share reported for 2022 appears to be understated. As previously requested, please provide your calculation of this loss per share amount. Revise your presentation accordingly.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page F-5, as requested by the Staff.

Note 7. Capitalization and Equity Transactions, page F-14

14.	As previously requested, please revise the 2,346,667 shares issued in 2022 to reflect the 1-for-16 reverse stock split.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page F-15, as requested by the Staff.

Signatures, page 69

15.

We note your response to prior comment 20, and we reissue the comment. In this regard, it does not appear that you made any revisions to the preamble above the issuer signature block. Please revise such preamble for consistency with the corresponding text under “Signatures” in Form 1-A. Specifically, the preamble should read, “Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized….”

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the Signature page on page 69, as requested by the Staff.

16.

We note that you removed the “Principal Accounting Officer” designation from the capacity in which Ronald J. Tchorzewski signed the offering statement. Please revise the signature page to identify who is signing the offering statement as your principal accounting officer. Refer to Instruction 1 to “Signatures” in Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that Ron J. Tchorzewski is the Principal Accounting Officer, and we have added that information back on page 69.

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If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 930-9700.

Thank you for your time and attention.

Very truly yours, Sichenzia Ross Ference Carmel LLP

By:	/s/ Jesse Blue
Jesse Blue

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